UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 28, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes >
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
- Announcement - Dealing in Securities by the Company Secretary of
AngloGold Ashanti Limited

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

28 March 2017
NEWS RELEASE
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Company Secretary has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after tax cash bonus to purchase
AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-
market purchase of shares, with vesting over a two-year period in two equal tranches. The first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The Company Secretary opted to participate in the CIP in 2015. This being the second anniversary of the date on which the Company Secretary purchased the shares in 2015, the Company has purchased and allocated matching shares to the Company Secretary as detailed below:

Name of officer
Maria Sanz Perez
Name of company
AngloGold Ashanti Limited
Date of transaction
27 March 2017
Nature of transaction
On-market purchase of shares by the Company, being the
allocation of the matched portion in respect of the second tranche
Class of security
Ordinary shares
Number of shares purchased
6,645
Average price of shares purchased
R146.5172
Lowest price of shares purchased
R145.76
Highest price of shares purchased
R146.57
Value of transaction (excluding
brokerage and other fees)
R973,606.79
Extent of interest
Direct beneficial
Prior clearance to deal
Obtained

SHARES SOLD TO SETTLE TAX COSTS
ENDS

28 March 2017
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
General inquiries media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman +1 646 880 4526 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com
Forward-Looking Information and Non-GAAP Financial Measures
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning production, cash costs, all-in sustaining costs, all-in costs, cost savings, headline earnings, headline earnings per share, basic earnings, basic earnings per share and other operating or financial results, and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the
Name of officer
Maria Sanz Perez
Name of company
AngloGold Ashanti Limited
Date of transaction
27 March 2017
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security
Ordinary shares
Number of shares sold
3,024
Selling price per share
R146.4293
Value of transaction (excluding
brokerage and other fees)
R442,802.20
Extent of interest
Direct, beneficial
Prior clearance to deal
Obtained

important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 28, 2017
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance